DECHERT LLP
1775 I Street, N.W.
Washington, D.C. 20006
(202) 261-3300

July 6, 2012

VIA EDGAR CORRESPONDENCE

Mr. Tony Burak
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Neuberger Berman Advisers Management Trust
(Registration Nos. 2-88566 and 811-04255)

Dear Mr. Burak:

This letter responds to the comments that you provided to Lisa R. Price on May 31, 2012, in connection with the annual reports for series (the "Funds") of Neuberger Berman Advisers Management Trust (the "Registrant") for the period ended December 31, 2011, filed on Form N-CSR pursuant to Rule 30b2-1 under the Investment Company Act of 1940, as amended (the "1940 Act").  A summary of the comments, and our responses thereto, are provided below.

1.	Comment: The Statement of Assets and Liabilities for Balanced Portfolio shows a receivable from Management of $784. Please confirm what this item represents.

Response: The receivable from Management represents an expense reimbursement pursuant to the Fund's expense limitation agreement, as the Fund was operating above its expense cap as of December 31, 2011.  It should be noted that the receivable does not appear as an asset of the Fund on the Statement of Operations, because for a greater portion of the year ended December 31, 2011, the Fund operated below its expense cap, resulting in a net recoupment by Management of expenses previously reimbursed under the expense limitation agreement.

2.
Comment:  In the Schedule of Investments for International Portfolio, under the heading "Short-Term Investments," the number of shares of State Street Institutional Treasury Money Market Fund, and the market value of that holding, appears to be omitted.

Response:  We acknowledge the comment.  We note that this omission was due to a technical difficulty in the Edgarization process, and the number of shares and the market value of that holding did appear in the printed annual report.

3.
Comment: In the Schedule of Investments for Regency Portfolio, under the heading "Short-Term Investments," the number of shares of State Street Institutional Liquid Reserves Fund held appears to be omitted.

Response: We acknowledge the comment. We note that this omission was due to a technical difficulty in the Edgarization process, and the number of shares did appear in the printed annual report.

4.
Comment: In the section of the annual report for Small Cap Growth Portfolio captioned "Performance Highlights," performance information for the Russell 2000 Index and the Russell 2000 Growth Index in the average annual total return table has been transposed.

Response: We acknowledge the comment.

*	*	*	*

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Registrant, with respect to the foregoing, that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Thank you for your prompt attention to this matter.  Please do not hesitate to contact me by telephone at 212.649.8795 with any questions or comments you may have regarding the Registrant or this filing.

Very truly yours,

/s/ Lisa R. Price